SIMPSON THACHER & BARTLETT LLP

900 G STREET, NW

WASHINGTON, DC 20001

(202) 636-5500

FACSIMILE (202) 636-5502

DIRECT DIAL NUMBER (202) 636-5804	E-MAIL ADDRESS jbonnie@stblaw.com

November 17, 2015

VIA EDGAR

Re:	Acceleration Request for CIFC LLC
Registration Statement on Form S-4
File No. 333-206441

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:  David Lin

Ladies and Gentlemen:

We are enclosing the acceleration request of CIFC LLC, a Delaware limited liability company, relating to the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 5:00 pm Washington, DC time, on November 17, 2015, or as soon thereafter as practicable.

We thank you for your assistance in this matter. Please do not hesitate to call me at (202) 636-5804 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

CIFC LLC

250 Park Avenue, 4th Floor

New York, NY 10177

November 17, 2015

VIA EDGAR

Re:          CIFC LLC

Registration Statement on Form S-4

File No. 333-206441

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:  David Lin

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), CIFC LLC (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 pm Washington, DC time, on November 17, 2015, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

CIFC LLC

By:	/s/ Raul Agarwal
	Name:	Raul Agarwal
	Title:	Chief Financial Officer

[Signature Page –Acceleration Request]